One Year Ago

March 8, 2010

It was one year ago that prices and pessimism for stock investors were at their worst. It was one year ago on March 5th that I sat at my desk not knowing, but hoping, that the financial hell we were experiencing was the darkness before the dawn of a stock & bond market recovery. With the benefit of hindsight we can now see that it was the Government's stabilization programs and large checkbook that allowed a degree of normalcy to creep back into the financial markets. This enabled extremely depressed markets to recover most, but not all of their prior losses. So now what? Where do we go from here?

For the New Year the stock market has been trading in a narrow range, plus or minus a few percentage points. At the end of February the S&P 500, Dow Jones, and NASDAQ indices were down 0.8%, 0.9% and 1.4% respectively while our Elite Growth & Income Fund was down 1.1%. (Now, all are up fractionally.)

Economists like to divide their academic diatribes into the macro
"big picture" view, and the micro day to day details. In my opinion, the macro view for the U.S. and other world economies is as bleak and ugly as it has ever been. This past week I spent some time doing what I have always wanted to do; exploring the Mayan ruins of Mexico's Yucatan Peninsula. When you see the restored ruins of Xcambo and the pyramids and sports stadiums of Chichen Itza (where the winners were sacrificed - it was considered an honor) you have to wonder why large civilizations fall into decline. What happened to the Roman Empire, the British Empire? The Portuguese once ruled the World's oceans and over thousands of years the Chinese have seen several dynasties come and go. Is the U.S.A.'s relatively short run of 235 years about to end? In looking at history you realize that all governments and civilizations will end. It is not a question of "if" but "when?" Borrowing from T.S. Eliot, will it be with a "bang or a whimper?"

Trying to be all things to all people, governments at all levels are broke. The Federal Government has two trillion dollars of short term debt that needs to be refinanced (there are twelve zeros in a trillion.) The interest alone will run in the hundreds of billions. We are fighting two wars that seem to have no end. We have a tax code that is hopelessly convoluted. A recent Supreme Court ruling on the free speech of corporations reinforced the idea that your elected officials are for sale and will go to the highest bidder. Your Congressional representatives are frozen with inaction except when it comes to endowing themselves with a healthcare and pension plan that is unavailable to the rest of us. You get the point. The big-picture is challenging to say the least.

On the other hand, public corporations that we can invest in are in the best financial shape I have seen in decades. They were in good financial shape going into the financial meltdown and they are in even better shape coming out of the recession. Cash is at record levels and it continues to accumulate. At some point we see corporate America starting to spend that cash hoard. There have been recent indications, such as dividend increases, corporations buying back their own stock, and merger and acquisition activity, which may indicate it is already starting to happen.

To sum it all up, I find there are many good and rewarding individual investment opportunities. However, as you can tell, I am being pulled in the other direction by a deteriorating big-picture.

Interest Rates / Bond Income Fund

The phrase "slow and steady" comes to mind as the best way to describe the bond Income Fund which is up 1.6% for the first two months of 2010. For those same two months the Lipper short-term and intermediate-term bond indices were up 1.5% and 2.4% respectively.

Please call with your questions and comments - we always enjoy talking to each of you.

Warm Regards,

Dick McCormick

NAV Value as of 3/5/10:

Elite Income Fund $10.44
Growth & Income Fund $13.57